                         SECURITIES AND EXCHANGE COMMISSION
                               Washington D.C. 20549
                                     FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

          For the fiscal year ended December 31, 1997

                                    OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from ________ to _________

Commission file number 0-12448

Flow International Corporation Voluntary Pension and Salary Deferral Plan

Flow International Corporation
23500 64th Ave. S.
Kent, WA  98032
(253) 850-3500

FLOW INTERNATIONAL
CORPORATION VOLUNTARY
PENSION AND SALARY DEFERRAL
PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 1997

                           FLOW INTERNATIONAL CORPORATION
                     VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

                                FINANCIAL STATEMENTS
                             AND SUPPLEMENTAL SCHEDULES

                                 DECEMBER 31, 1997

                                       INDEX

                                                                           PAGE
Report of Independent Accountants                                           1

Statement of Net Assets Available for Plan Benefits                         2

Statement of Changes in Net Assets Available for Plan Benefits              3

Notes to Financial Statements                                             4-8

SUPPLEMENTAL SCHEDULES (1)

  Schedule of Assets Held for Investment Purposes                        9-10

  Schedule of Reportable Transactions                                      11

(1) Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because such schedules are not applicable.

                         REPORT OF INDEPENDENT ACCOUNTANTS


June 12, 1998

To the Participants and Administrative Committee of the Flow International Corporation Voluntary Pension and
Salary Deferral Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Flow International Corporation Voluntary Pension and Salary Deferral Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information listed in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------


                                             DECEMBER 31,
                                         1997            1996

ASSETS
Investments, at market
  Large Company Fund               $  4,164,210     $  4,114,970
  Small Company Fund                  4,226,110        4,155,005
  International Fund                  3,201,141        3,292,159
  Money Market Fund                   1,105,798        1,397,208
  Bond Fund                             979,337        1,285,085
  Vanguard 500 Fund                   1,363,320        1,147,954
  Vanguard Small Cap Fund               824,259          581,036
  Portico Bond Fund                     133,297          142,032
  FLOW Fund                             588,938          741,883
  Participant loans                      88,518           43,377

Contributions receivable                134,748          160,936

Loan payments receivable                  1,971            3,377

Interest and dividends receivable       114,926           11,073
                                   ------------     ------------
                                     16,926,573       17,076,095

LIABILITIES

Accrued liabilities                      11,616            6,824
                                   ------------     ------------

Net assets available for plan
  benefits                         $ 16,914,957     $ 17,069,271
                                   ------------     ------------
                                   ------------     ------------

                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                            THESE FINANCIAL STATEMENTS.

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------


                                                       YEAR ENDED
                                                      DECEMBER 31,
                                                          1997
Additions to net assets attributed to:
  Investment income
     Net appreciation in fair value of investments    $ 2,208,799
     Interest                                             235,476
     Dividends                                            429,375
                                                      -----------

                                                        2,873,650

  Employer contributions                                  760,216
  Employee contributions                                1,652,878
  Participant rollovers from other qualified
   retirement plans                                       414,046
                                                      -----------

       Total additions                                  5,700,790
                                                      -----------

Deductions from net assets attributed to:
  Benefits paid to participants                         1,394,498
  Distributions resulting from divestiture (Note 2)     4,240,503
  Administrative expenses                                 220,103
                                                      -----------

       Total deductions                                 5,855,104
                                                      -----------

       Net decrease                                      (154,314)

Net assets available for plan benefits:
  Beginning of year                                    17,069,271
                                                      -----------

  End of year                                         $16,914,957
                                                      -----------
                                                      -----------


                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                            THESE FINANCIAL STATEMENTS.

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The Flow International Corporation Voluntary Pension and Salary Deferral Plan (the Plan) is a defined contribution plan for the benefit of nonbargaining employees of Flow International Corporation (the Company), effective October 1, 1986.

     The Plan is administered by the Advisory Committee appointed by the Board of Directors of the Company. Qualified employees may elect to contribute any amount between 1% and 15% of their salary. For employees meeting certain employment criteria, the Company shall contribute an amount equal to 50% of the first 6% of employee compensation contributed for employees with less than five years of service with the Company or 75% of the first 6% of employee compensation contributed for employees with five years or more of service. Contributions to the Plan are paid to a trust administered by the plan trustees under the terms of a trust agreement. The funds must be used for the exclusive benefit of plan participants and their beneficiaries.

     Employees are eligible for participation in the Plan upon the first quarterly open enrollment period after commencement of employment and are eligible for the employer match one year following that date. Employer contributions and earnings thereon vest with individual participants based upon years of service with the Company; participants achieve 100% vesting after five years of service or at a normal retirement age. Unvested employer contributions relating to terminated participants are forfeited and used to reduce the Company's future contributions to the Plan. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vested benefits are payable upon the retirement, death, disability or request at termination of a participant's employment with the Company.

2.   SIGNIFICANT ACCOUNTING POLICIES

     VALUATION OF INVESTMENTS
     The accompanying financial statements have been prepared using the accrual basis of accounting.

     Deposit administration contracts (Note 4) are stated at contract value which approximates market value. Contract values represent contributions made under the contracts, plus interest on the contracts, less funds used to purchase annuities and pay related administrative expenses. Other investments are stated at the quoted market value.

     RECOGNITION OF INCOME AND EXPENSES
     Administrative expenses, including trustee and investment manager fees, are charged to the Plan and are reflected in these financial statements. These expenses totaled $220,103 for the year ended December 31, 1997.

     Investment transactions are recorded on the date of the purchase or sale. Gains or losses are determined based on the fair market value of investments on the date of a transaction.

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997
--------------------------------------------------------------------------------


     ROLLOVERS
     The Plan allows transfers in from other qualified retirement plans. Rollovers or plan-to-plan transfers are included as a separate line item in the accompanying statement of changes in net assets available for plan benefits.

     PARTICIPANT LOANS
     The Plan provides loans to participants, which are considered a participant directed investment of their account. The loans represent a trust investment, but only the borrowing participants' accounts shall share in the interest paid on the loans or bear any expense or risk of loss because of the loans. Participant loans are secured by the vested portion of each borrower's account. The rate charged on the loan is the prime rate as of the date of the loan's approval. Net borrowings totaled $45,141 for the year ended December 31, 1997.

     TRANSFER OF PLAN ASSETS
     During 1997 the Company sold certain operating divisions. The Plan assets and obligations related to employees of these divisions were transferred out of the Plan to a successor plan.

3.   INVESTMENTS

     All plan investments are held in trust by Northwestern Trust and Investors Advisory Company (the Trustee). Plan participants may direct their salary deferral and employer matching contributions to one or a combination of nine investment selections, known as the Large Company Fund, the Small Company Fund, the International Fund, the Money Market Fund, the Bond Fund, the Vanguard 500 Fund, the Vanguard Small Cap Fund, the Portico Bond Fund and the FLOW Fund.

     The Large Company Fund consists of two investment groups, Kunath, Karren, Rinne & Atkin and Morgan Stanley. Each of these investment groups invest in large companies that exhibit the potential for a high rate of earnings growth. The Small Company Fund consists of three investment groups, Crestone Capital Management, ICM Asset Management, and McKinley Capital Management. Each of these investment groups invest in stock of small to medium size companies that exhibit the potential for a high rate of earnings growth. The International Fund consists of the Euro-Pacific Growth Mutual Fund and the American Small Cap World Mutual Fund. Each of these funds invest in securities of companies located outside the United States. These funds are managed by American Funds. The Money Market Fund consists of investments in high-quality corporate and U.S. Government securities that have maturities of less than one year which are held in the Fidelity Institutional Cash Domestic Money Market Class 1 Fund. The Bond Fund invests in U.S. Government and Agency securities, corporate bonds issued by high-quality companies and deposit administration contracts with insurance companies. The Vanguard 500 Fund invests in securities included in the S&P 500 Index. The Vanguard Small Cap Fund consists of stock of small to medium size companies included in the Russell 2000 Index. The Portico Bond Fund consists primarily of fixed income securities with an average portfolio maturity of greater than five years. The FLOW Fund consists of FLOW International Corporation common stock which is publicly traded in the NASDAQ National Market. The

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997
-------------------------------------------------------------------------------

     investment in FLOW stock is managed directly by the Trustee. Participants may transfer balances between funds as well as change the investment allocation up to four times per year, but not more frequently than every 90 days.

Changes in net assets available for plan benefits by investment account for the year ended December 31, 1997:


                                           LARGE        SMALL
                                          COMPANY      COMPANY      INTERNATIONAL
                                           FUND         FUND            FUND
Additions to net assets attributed to:
   Investment income
     Net appreciation
       (depreciation) in fair
       value of investments              $  896,405   $   795,958    $    49,208
     Interest                                18,490        34,129             54
     Dividends                               56,016        17,827        291,922
                                         ----------   -----------    -----------
                                            970,911       847,914        341,184

   Employer contributions                   179,130       185,467        154,283
   Employee contributions                   376,986       396,503        328,026
   Participant rollovers from
     other qualified retirement
     plans                                   88,130       115,956         69,023
                                         ----------   -----------    -----------

       Total additions                    1,615,157     1,545,840        892,516
                                         ----------   -----------    -----------

Participant transfers, net                   25,814       (56,016)       (93,365)
                                         ----------   -----------    -----------

Loan transactions, net                          152       (19,494)       (13,912)
                                         ----------   -----------    -----------

Deductions from net assets
   attributed to:
   Benefits paid to participants            403,432       282,117        217,068

   Distributions resulting
     from divestiture                     1,121,918     1,011,636        646,463
   Administrative expenses                   54,601       118,133         16,356
                                         ----------   -----------    -----------

       Total deductions                   1,579,951     1,411,886        879,887
                                         ----------   -----------    -----------

Net increase (decrease)                      61,172        58,444        (94,648)

Net assets available for
   plan benefits:
   Beginning of year                      4,150,571     4,197,093      3,324,010
                                         ----------   -----------    -----------

   End of year                           $4,211,743   $ 4,255,537    $ 3,229,362
                                         ----------   -----------    -----------
                                         ----------   -----------    -----------





                                          MONEY                   VANGUARD
                                         MARKET       BOND          500
                                          FUND        FUND         FUND             SUBTOTAL
   Investment income
     Net appreciation
       (depreciation) in fair
       value of investments                       $     9,502    $   353,155    $  2,104,228
     Interest                      $    81,620         48,783         10,060         193,136
     Dividends                                         20,934         22,590         409,289
                                   -----------    -----------    -----------     -----------

                                        81,620         79,219        385,805       2,706,653

   Employer contributions               46,140         41,978         58,707         665,705
   Employee contributions               98,260         85,577        144,312       1,429,664
   Participant rollovers from
     other qualified retirement
     plans                              45,322         44,028         36,863         399,322
                                   -----------    -----------    -----------     -----------

       Total additions                 271,342        250,802        625,687       5,201,344
                                   -----------    -----------    -----------     -----------

Participant transfers, net              68,454       (155,085)       (18,968)       (229,166)
                                   -----------    -----------    -----------     -----------

Loan transactions, net                  (4,292)        (4,808)        (1,144)        (43,498)
                                   -----------    -----------    -----------     -----------

Deductions from net assets
   attributed to:
   Benefits paid to participants       246,734         18,234         48,257       1,215,842
   Distributions resulting
     from divestiture                  379,030        356,940        281,597       3,797,584
   Administrative expenses               5,280          6,041          8,897         209,308
                                   -----------    -----------    -----------     -----------

       Total deductions                631,044        381,215        338,751       5,222,734
                                   -----------    -----------    -----------     -----------

Net increase (decrease)               (295,540)      (290,306)       266,824        (294,054)

Net assets available for
   plan benefits:
   Beginning of year                 1,413,929      1,294,693      1,159,086      15,539,382
                                   -----------    -----------    -----------     -----------

   End of year                     $ 1,118,389    $ 1,004,387    $ 1,425,910    $ 15,245,328
                                   -----------    -----------    -----------     -----------
                                   -----------    -----------    -----------     -----------

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

Changes in net assets available for plan benefits by investment account for the year ended December 31, 1997 (continued):


                                                                   VANGUARD      PORTICO
                                                    CARRY-FORWARD  SMALL CAP      BOND          FLOW      PARTICIPANT
                                                      SUBTOTAL       FUND         FUND          FUND         LOANS          TOTAL

Additions to net assets attributed to:
   Investment income
     Net appreciation (depreciation)
       in fair value of investments                $  2,104,228    $  87,967    $ (20,103)   $  36,707                  $ 2,208,799
     Interest                                           193,136       36,553          779          224    $    4,784        235,476
     Dividends                                          409,289       12,534        7,552                                   429,375
                                                   ------------    ---------    ---------    ---------    ----------     ----------

                                                      2,706,653      137,054      (11,772)      36,931         4,784      2,873,650

   Employer contributions                               665,705       38,317        7,962       48,232                      760,216
   Employee contributions                             1,429,664       96,469       18,375      108,370                    1,652,878
   Participant rollovers from other
     qualified retirement plans                         399,322        5,812                     8,912                      414,046
                                                   ------------    ---------    ---------    ---------    ----------     ----------

       Total additions                                5,201,344      277,652       14,565      202,445         4,784      5,700,790
                                                   ------------    ---------    ---------    ---------    ----------     ----------

Participant transfers, net                             (229,166)     228,123       14,791      (13,748)         --             --
                                                   ------------    ---------    ---------    ---------    ----------     ----------

Loan transactions, net                                  (43,498)      (3,595)        --         (1,849)       48,942           --
                                                   ------------    ---------    ---------    ---------    ----------     ----------

Deductions from net assets
   attributed to:
   Benefits paid to participants                      1,215,842       55,588       31,277       89,894         1,897      1,394,498
   Distributions resulting
     from divestiture                                 3,797,584      156,795       29,393      250,043         6,688      4,240,503
   Administrative expenses                              209,308        5,309        1,341        4,145                      220,103
                                                   ------------    ---------    ---------    ---------    ----------     ----------

       Total deductions                               5,222,734      217,692       62,011      344,082         8,585      5,855,104
                                                   ------------    ---------    ---------    ---------    ----------     ----------

Net (decrease) increase                                (294,054)     284,488      (32,655)    (157,234)       45,141       (154,314)

Net assets available for
   plan benefits:
   Beginning of year                                 15,539,382      589,636      143,969      752,907        43,377     17,069,271
                                                   ------------    ---------    ---------    ---------    ----------     ----------

   End of year                                     $ 15,245,328    $ 874,124    $ 111,314    $ 595,673    $   88,518    $16,914,957
                                                   ------------    ---------    ---------    ---------    ----------     ----------
                                                   ------------    ---------    ---------    ---------    ----------     ----------

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

4.   DEPOSIT ADMINISTRATION CONTRACTS WITH INSURANCE COMPANIES

     The Plan has deposit administration contracts with Ameritas Financial Services and Aetna Life Insurance and Annuity Company (the Insurance Companies), which are included in the Bond Fund. As of December 31, 1997 and 1996, the values of the contracts with the Insurance Companies were as follows:

                                                          DECEMBER 31,
                                                       1997           1996
     Aetna Life Insurance and Annuity Company     $    424,941   $    594,769
     Ameritas Financial Services                       122,672        170,532
                                                  ------------   ------------

                                                  $    547,613   $    765,301
                                                  ------------   ------------
                                                  ------------   ------------

5.   FEDERAL INCOME TAXES

     The Plan received an updated favorable determination letter from the Internal Revenue Service dated February 10, 1995 as to the qualified status of the Plan. The Company is of the opinion that the Plan continues to fulfill the requirements of a qualified plan under Section 401(a) of the Internal Revenue Code and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

6.   BENEFIT OBLIGATIONS

     The Plan has properly excluded obligations totaling $195,186 and $0 for benefits payable to participants who have withdrawn from the Plan but were not paid at December 31, 1997 and 1996, respectively. This exclusion results in a difference between the Plan's financial statements and the Plan's December 31, 1997 Form 5500.

                               SUPPLEMENTAL SCHEDULES

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

ADDITIONAL INFORMATION - SCHEDULE I
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
--------------------------------------------------------------------------------


 DESCRIPTION                                         COST        FAIR VALUE
Large Company Fund
     Kunath, Karren, Rinne & Atkin               $ 1,841,018    $ 2,058,123
     Morgan Stanley                                2,168,741      2,081,905
     Cash equivalents                                 24,182         24,182
                                                 -----------    -----------

                                                 $ 4,033,941    $ 4,164,210
                                                 -----------    -----------
                                                 -----------    -----------

Small Company Fund
     Crestone Capital Management                 $ 1,161,491    $ 1,257,967
     ICM Asset Management                          1,227,603      1,476,775
     McKinley Capital Management                     969,477      1,112,105
     Cash equivalents                                379,263        379,263
                                                 -----------    -----------

                                                 $ 3,737,834    $ 4,226,110
                                                 -----------    -----------
                                                 -----------    -----------

International Fund
     Euro-Pacific Growth Mutual Fund             $ 2,020,348    $ 2,398,403
     American Small Cap World Mutual Fund            792,738        802,738
                                                 -----------    -----------

                                                 $ 2,813,086    $ 3,201,141
                                                 -----------    -----------
                                                 -----------    -----------

Money Market Fund
     Fidelity Institutional Cash Domestic Money
      Market Class I Fund                        $ 1,105,798    $ 1,105,798
                                                 -----------    -----------
                                                 -----------    -----------

Bond Fund
     Aetna Life Insurance Group Annuity          $   419,313    $   424,941
     Ameritas Life Insurance Group Annuity           120,722        122,672
     Strong Government Securities Fund               234,614        236,897
     Cash equivalents                                194,827        194,827
                                                 -----------    -----------

                                                 $   969,476    $   979,337
                                                 -----------    -----------
                                                 -----------    -----------

Vanguard 500 Fund
     Vanguard Index Trust 500 Portfolio          $ 1,032,661    $ 1,363,320
                                                 -----------    -----------
                                                 -----------    -----------

Vanguard Small Cap Fund
     Vanguard Index Trust Small Capitalization
      Portfolio                                  $   737,009    $   824,259
                                                 -----------    -----------
                                                 -----------    -----------


FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

ADDITIONAL INFORMATION - SCHEDULE I (CONTINUED)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
--------------------------------------------------------------------------------


 DESCRIPTION                                            COST     FAIR VALUE
Portico Bond Fund
     Portico Funds                                  $131,859       $133,297
                                                    --------       --------
                                                    --------       --------

FLOW Fund
     FLOW International Common Stock                $532,493       $588,926
     Cash equivalents                                     12             12
                                                    --------       --------

                                                    $532,505       $588,938
                                                    --------       --------
                                                    --------       --------

Participant loans
     Due through 10/15/2016
     Interest rates 6%-9%                            $88,518        $88,518
                                                    --------       --------
                                                    --------       --------

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN

ADDITIONAL INFORMATION - SCHEDULE II
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------


                                                                                   COST OF
                                                                                    ASSETS
                                                                     SALES/          SOLD/          GAIN/
                                                   PURCHASES     MATURITIES        MATURED          (LOSS)
Series of transactions with respect to
   securities when aggregated, involving
   in excess of 5% of the current value
   of plan assets at the beginning of the
   plan year

   Large Company Fund                             $ 7,537,797    $ 6,987,921    $ 6,514,725      $ 473,196

   Small Company Fund                              14,351,868     14,746,949     13,864,047        882,902

   International Fund                               1,123,404      1,005,847        934,968         70,879